Exhibit 99.3

MAY 5, 2020

Management’s Discussion and Analysis
INTRODUCTION
This Management’s Discussion and Analysis (MD&A) provides a review of the significant developments that impacted Norbord’s performance during the period. The information in this section should be read in conjunction with the unaudited condensed consolidated interim financial statements (interim financial statements) for the period ended April 4, 2020 and the audited consolidated financial statements and annual MD&A in the 2019 annual report.
In this MD&A, “Norbord” or “the Company” means Norbord Inc. and all of its consolidated subsidiaries and affiliates, unless the context implies otherwise. “Brookfield” means Brookfield Asset Management Inc. or any of its consolidated subsidiaries and affiliates, a related party by virtue of holding a significant equity interest in the Company.
Annual financial data provided within has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (the IASB) and interim financial data has been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting. Additional information on Norbord, including the Company’s annual information form and other documents publicly filed by the Company, is available on the Company’s website at www.norbord.com, the System for Electronic Document Analysis and Retrieval (SEDAR) administered by the Canadian Securities Administrators (the CSA) at www.sedar.com and on the Electronic Data Gathering, Analysis and Retrieval System (EDGAR) section of the US Securities and Exchange Commission (the SEC) website at www.sec.gov/edgar.shtml.
Some of the statements included or incorporated by reference in this MD&A constitute forward-looking statements within the meaning of applicable securities legislation. Forward-looking statements are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.
The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the CSA. The Company is an eligible issuer under the Multijurisdictional Disclosure System (MJDS) and complies with the US reporting requirements by filing its Canadian disclosure documents with the SEC. As an MJDS issuer, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of the CSA, whose requirements are different from those of the SEC.
This MD&A provides financial and operating results for the three month period ended April 4, 2020 and additional disclosure of material information up to and including May 5, 2020. All financial references in the MD&A are stated in US dollars unless otherwise noted.
In evaluating the Company’s business, management uses non-IFRS financial measures which, in management’s view, are important supplemental measures of the Company’s performance and believes that they are frequently used by investors, securities analysts and other interested persons in the evaluation of Norbord and other similar companies. In this MD&A, the following non-IFRS financial measures have been used: Adjusted EBITDA, Adjusted earnings (loss), Adjusted earnings (loss) per share, cash provided by (used for) operating activities per share, operating working capital, total working capital, capital employed, return on capital employed (ROCE), return on equity (ROE), net debt, net debt for financial covenant purposes,

Exhibit 99.3

tangible net worth, net debt to capitalization, book basis, and net debt to capitalization, market basis. These non-IFRS financial measures are described in the Non-IFRS Financial Measures section. Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies that may have different financing and capital structures, and/or tax rates. Where appropriate, a quantitative reconciliation of the non-IFRS financial measure to the most directly comparable IFRS measure is also provided.

BUSINESS OVERVIEW & STRATEGY
Norbord is a leading global manufacturer of wood-based panels with 17 mills in the United States (US), Canada and Europe. Norbord is the largest global producer of oriented strand board (OSB) with annual capacity of 9 billion square feet (Bsf) (3⁄8-inch basis). In North America, Norbord owns 13 OSB mills located in the Southern region of the US, Western Canada, Quebec, Ontario and Minnesota. In Europe, the Company operates one OSB mill, two particleboard production facilities and one medium density fibreboard (MDF) production facility in the United Kingdom (UK) and one OSB mill in Belgium, and is the UK’s largest panel producer. The Company reports its operations in two geographic segments, North America and Europe, with 79% of its panel production capacity in North America and 21% in Europe.

Norbord’s business strategy is focused entirely on the wood-based panels sector – in particular OSB – in North America, Europe and Asia. Norbord’s financial goal is to achieve top-quartile ROCE among North American forest products companies over the business cycle. Since 2002, Norbord's ROCE has averaged 24% annually.
Maintaining balance sheet flexibility is an important element of Norbord’s financing strategy. Management believes that its record of superior operational performance, disciplined capital allocation and prudent balance sheet management will enable it to access public and private capital markets (subject to financial market conditions). At April 4, 2020, Norbord had unutilized available liquidity of $247 million, comprising $30 million in cash and cash equivalents and $217 million in revolving bank lines. The Company’s tangible net worth was $986 million and net debt to total capitalization on a book basis was 40%, with both ratios well within bank covenants.

COVID-19 RESPONSE
In February, the Company formed a COVID-19 Response Team to closely and continuously monitor developments and began introducing policies and recommending actions to stay ahead of the effects of the coronavirus.
At Norbord's mills, considerable precautions were undertaken to ensure the continued health and safety of employees and their families and the communities in which the Company operates. Specifically, procedures were implemented to ensure adequate personal protective equipment was available and utilized and cleaning techniques were enhanced across all mills. Rotating schedules were developed to limit cross-shift contact, employees were restricted to certain areas of the mills with staggered start times and lunch breaks to limit close interactions. Where necessary for employees to interact with each other, procedures were established to ensure physical distancing. Cumulatively, these steps have enabled all Norbord mills to remain open.
Safety performance this quarter showed a notable 32% improvement over the same quarter last year, reflecting the impact of the company-wide “Stronger Together” initiative launched in 2019 and the continued focus by all employees during a period in which many workplace changes had to be introduced.
As it became clear that the economic impact of the pandemic would be significant, business preparedness teams were established to effectively monitor, assess and manage emerging risks. All non-essential travel was cancelled and self-isolation policies were enacted for those employees who had traveled outside their respective home countries. The Company’s corporate and mill office employees have been working remotely since mid-March. Business continuity plans were invoked across the Company and key business systems were realigned with remote and secure access, including the rapid deployment of tools and capacity that enabled employees to efficiently work from outside the office.

Exhibit 99.3

On March 25, Norbord announced adjustments to its operating configuration, which included reducing shifts and running a number of its North American OSB mills on alternating schedules to match production with reduced OSB demand. Norbord’s European business has subsequently taken similar action by alternating mill operating schedules to match production with reduced panel demand.
In April, Norbord reduced its North American and European operating mill capacity by approximately 35%. The customer demand situation remains fluid, and the Company’s ability to continue to operate any of its mills could be influenced by factors outside Norbord’s control, including government-imposed restrictions, therefore additional operating adjustments may be necessary. The Company does not intend to provide intra-quarter operational updates unless there is a significant change in this curtailment strategy.
Currently, in most of the regions in which Norbord operates, the forest products industry has been designated as essential to support critical infrastructure and construction projects. To-date, none of the Company’s manufacturing operations have been required to close for extended periods under government restrictions and Norbord has not experienced significant raw material or other supply disruptions. The Company benefits from a supply chain that is largely domestic and regional in nature, with minimal reliance on imports. Further, most of Norbord’s customers in the home building and repair-and-remodeling sectors continue to operate, albeit with some at reduced activity levels. A number of the Company’s industrial customers that manufacture products deemed to be non-essential had to suspend operations in March, but some have started re-opening in the past three weeks.
Norbord’s liquidity remains strong at $247 million as at quarter-end, even after investing $69 million in the usual first quarter seasonal operating working capital build. The Company continues to monitor its balance sheet and cash flows closely and has comfortable headroom against the financial covenants governing access to committed credit facilities. Core long-term bond debt totals $665 million, with no maturities until 2023.
Also as previously announced, the Company is deferring non-critical capital projects and has reduced its 2020 capital expenditures budget by 25%, from $100 million to $75 million. The minimum annual investment required to maintain the Company's existing assets is approximately $35 million.
During the quarter, Norbord repurchased approximately 1.0 million shares under its Normal Course Issuer Bid and continues to believe its stock is trading at a significant discount to intrinsic value. However, to preserve financial flexibility given the uncertainty surrounding the short- and medium-term outlook, the Company minimized share repurchases starting in early-March and suspended all repurchases during its first quarter blackout period.
Given the uncertain economic outlook, the Board of Directors reduced the quarterly dividend to C $0.05 per common share from C $0.20 last quarter, which is consistent with Norbord’s variable dividend policy and the Company’s historically balanced approach to capital allocation.
While there remains considerable uncertainty around the depth and duration of the economic impact of the ongoing COVID-19 pandemic, a number of Norbord’s markets, in particular Germany and North American repair-and-remodeling have to-date been more resilient than expected. The Company will continue to adjust operations as needed and prudently manage costs and capital expenditures to protect balance sheet flexibility. The Company will also consider additional means to conserve cash, augment existing liquidity and will avail itself, as appropriate, of government support programs where eligible in the regions in which it operates.

SUMMARY OF FIRST QUARTER 2020
For the first quarter of 2020, the Company’s results improved as a result of higher realized North American OSB prices. North American benchmark OSB prices were higher against both comparative quarters, with the North Central price averaging $271 per thousand square feet (Msf) (7/16-inch basis) for the quarter, up 22% versus the previous quarter and 28% against the same quarter last year. South East and Western Canada benchmark OSB prices had similar increases. In January and February, prior

Exhibit 99.3

to the impact of the coronavirus in North America, the seasonally adjusted annualized rate of US housing starts averaged 1.60 million, up 31% versus the same months in 2019. Reflecting this increased US homebuilding demand, OSB demand improved and Norbord’s first quarter North American shipments were up 9% quarter-over-quarter with six additional fiscal days in the current quarter contributing to the increase. Shipments were down 7% year-over-year primarily due to the indefinite curtailments of the 100 Mile House, British Columbia mill and Line 1 at the Cordele, Georgia mill in 2019.
Demand in the Company’s core European markets improved in January and February, but the economic impact of COVID-19 reduced demand towards the end of the quarter. Norbord’s European segment Adjusted EBITDA decreased $1 million versus the prior quarter and $11 million versus the same quarter last year primarily due to lower average panel prices. Norbord’s first quarter European shipments were up 26% quarter-over-quarter due to the continued ramp-up of the Inverness, Scotland mill and the additional fiscal days, but were down 4% year-over-year due to the economic impact of COVID-19.
Norbord generated operating income of $40 million in the first quarter of 2020, versus an operating loss of $8 million in the prior quarter and versus operating income of $6 million in the same quarter last year. Norbord generated Adjusted EBITDA of $75 million in the first quarter of 2020 versus $27 million in the prior quarter and $42 million in the same quarter last year. The increase against all comparative periods was primarily due to higher North American OSB prices. The quarter-over-quarter increase was also due to increased shipment volumes.
The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure:

(US $ millions)	Q1 2020	Q4 2019	Q1 2019
Earnings (loss)	$20	$(12)	$1
Add: Finance costs	12	11	11
Less: Interest income	—	(1)	(1)
Add: Depreciation and amortization	35	32	35
Add: Income tax expense (recovery)	8	(6)	(5)
EBITDA	75	24	41
Add: Loss on disposal of assets	—	2	—
Add: Stock-based compensation and related costs	—	1	1
Adjusted EBITDA(1)	$75	$27	$42

(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.
Norbord recorded earnings of $20 million ($0.25 per basic and diluted share) in the first quarter of 2020 versus a loss of $12 million ($0.15 per basic and diluted share) in the fourth quarter of 2019 and earnings of $1 million ($0.01 per basic and diluted share) in the first quarter of 2019. Excluding the impact of non-recurring or other items and using a normalized Canadian statutory tax rate, Norbord recorded Adjusted earnings of $21 million ($0.26 per basic and diluted share) in the first quarter of 2020, compared to an Adjusted loss of $11 million ($0.13 per basic and diluted share) in the fourth quarter of 2019 and an Adjusted loss of $2 million ($0.02 per basic and diluted share) in the first quarter of 2019. The fluctuations in Adjusted earnings versus all comparative periods were driven primarily by the fluctuations in Adjusted EBITDA, as discussed above.

Exhibit 99.3

The following table reconciles Adjusted earnings (loss) to the most directly comparable IFRS measure:

(US $ millions)	Q1 2020	Q4 2019	Q1 2019
Earnings (loss)	$20	$(12)	$1
Add: Loss on disposal of assets	—	2	—
Add: Stock-based compensation and related costs	—	1	1
Add: Reported income tax expense (recovery)	8	(6)	(5)
Adjusted pre-tax earnings (loss)	28	(15)	(3)
Less: Income tax (expense) recovery at statutory rate(1)	(7)	4	1
Adjusted earnings (loss)(2)	$21	$(11)	$(2)

(1)	Represents Canadian combined federal and provincial statutory rate.

(2)	Non-IFRS measure; see Non-IFRS Financial Measures section.
Home construction activity, particularly in the US, influences OSB demand and pricing. Fluctuations in North American OSB demand and prices significantly affect Norbord’s results given 79% of the Company’s panel production capacity is located in North America. For the last four quarters, approximately 50% of Norbord’s North American OSB sales volume went into the new home construction sector, approximately 25% went into specialty applications (which include industrial and export markets), and approximately 25% went into repair-and-remodelling. Management believes this diversification provides opportunities to maximize profitability while limiting the Company’s relative exposure to the new home construction segment during periods of soft housing activity.
The long-term fundamentals, such as new household formation and replacement of housing stock, underpin demand for new homes in the US, the largest market for the Company’s products. Norbord’s European operations and Asian exports are exposed to different market dynamics relative to North America and this has provided meaningful market and geographic diversification for the Company. Combined with Norbord’s strong financial liquidity and solid customer partnerships, the Company believes it is well positioned through the cycle.
Fluctuations in the prices the Company pays for raw material inputs significantly impacts operating costs. Wood fibre, resin, wax and energy account for approximately 60% of Norbord's OSB cash production costs. The prices for these commodities are determined by economic and market conditions. Resin used in the OSB manufacturing process is a petrochemical product, and therefore its price typically follows global oil prices. Global resin prices have been trending downward since the fourth quarter of 2018. Norbord continues to pursue aggressive Margin Improvement Program (MIP) initiatives to reduce raw material usages and improve productivity to offset potentially higher uncontrollable costs. During the first quarter, Norbord generated $21 million in MIP.

Exhibit 99.3

SUMMARY OF FINANCIAL AND OPERATING HIGHLIGHTS

(US $ millions, except per share information, unless otherwise noted)	Q1 2020	Q4 2019	Q1 2019
SALES AND EARNINGS
Sales	467	373	476
Operating income (loss)	40	(8)	6
Adjusted EBITDA(1)	75	27	42
Earnings (loss)	20	(12)	1
Adjusted earnings (loss)(1)	21	(11)	(2)
PER COMMON SHARE EARNINGS
Earnings (loss), basic	0.25	(0.15)	0.01
Earnings (loss), diluted	0.25	(0.15)	0.01
Adjusted earnings (loss), basic(1)	0.26	(0.13)	(0.02)
Adjusted earnings (loss), diluted(1)	0.26	(0.13)	(0.02)
Dividends declared(2)	0.20	0.20	0.40
BALANCE SHEET
Total assets	1,904	1,921	1,942
Long-term debt(3)	677	657	550
Net debt for financial covenant purposes(1)	665	655	564
Net debt to capitalization, market basis(1)	26%	24%	17%
Net debt to capitalization, book basis(1)	40%	40%	34%
KEY STATISTICS
Shipments (MMsf–3/8”)
North America	1,459	1,335	1,569
Europe	499	396	521
Indicative average OSB price ($/Msf–7/16”, unless otherwise indicated)
North Central	271	223	211
South East	251	199	197
Western Canada	255	190	160
Europe (€/m3)(4)	241	247	287
KEY PERFORMANCE METRICS
Return on capital employed (ROCE)(1)	18%	7%	10%
Return on equity (ROE)(1)	11%	(6)%	(1)%
Cash provided by (used for) operating activities	39	28	(97)
Cash provided by (used for) operating activities per share(1)	0.48	0.34	(1.18)

(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.

(2)	Dividends declared per share stated in Canadian dollars.

(3)	Includes current and non-current long-term debt.

(4)	European indicative average OSB price represents the gross delivered price to the largest continental market.
Sales
Total sales in the quarter were $467 million, compared to $373 million in the fourth quarter of 2019 and $476 million in the first quarter of 2019. Quarter-over-quarter, total sales increased by $94 million or 25%. In North America, sales increased by 28% primarily due to higher realized OSB prices as well as a 9% increase in shipment volumes. In Europe, sales increased by 19% primarily due to a 26% increase in shipment volumes, partially offset by lower average panel prices. Year-over-year, total sales decreased by $9 million or 2%. In North America, sales increased by 5% due to higher realized OSB prices, partially offset by a 7% decrease in shipment volumes. In Europe, sales were 17% lower due to lower average panel prices and a 4% decrease in shipment volumes.

Exhibit 99.3

Markets
In North America, US new home construction, the single largest driver of OSB demand, continued to strengthen through most of the quarter. The seasonally adjusted annualized rate of US housing starts averaged 1.60 million units in January and February, up 31% year-over-year, with single-family starts, which use approximately three times more OSB than multifamily starts, up similarly. US starts declined to a pace of 1.22 million in March following the impact of COVID-19 which was slightly ahead of the pace in March 2019. The pace of permits (the more forward-looking indicator) averaged 1.51 million units in January and February, before pulling back to 1.35 million in March, which was still 5% higher than March 2019. Several US housing economists have yet to update their US housing starts forecasts for 2020 to reflect the economic impact of COVID-19, but the consensus forecast amongst those who have is approximately 1.15 million units, or about 10% below 2019 levels.
North American benchmark OSB prices increased throughout most of the quarter before the impact of the COVID-19 pandemic took hold. Average benchmark prices across all regions were significantly higher against both comparative quarters. The table below summarizes average benchmark OSB prices by region for the relevant quarters:

North American Region	% of Norbord’s Estimated Annual Operating Capacity(1)	Q1 2020 ($/Msf-7/16”)	Q4 2019 ($/Msf-7/16”)	Q1 2019 ($/Msf-7/16”)
North Central	15%	$271	$223	$211
South East	36%	251	199	197
Western Canada	29%	255	190	160

(1)	Based on the annual capacity figures as at December 31, 2019 and exclude the indefinitely curtailed Chambord, Quebec mill, which represents 7% of estimated annual capacity.
In Europe, panel demand improved significantly through most of the quarter before pulling back as the COVID-19 pandemic forced many of the Company’s UK customers to close operations towards the end of March. In local currency terms, average panel prices continued the decline that started in the third quarter of 2019 and were down 2% quarter-over-quarter and 16% year-over-year.
Historically, the UK has been a net importer of panel products and Norbord is the largest domestic producer. A weaker Pound Sterling relative to the Euro is advantageous to Norbord’s primarily UK-based operations as it improves sales opportunities within the UK and supports Norbord’s export program into the continent. During the first quarter of 2020, the Pound Sterling ranged from 1.20 to 1.07, averaging 1.16 against the Euro, compared to 1.17 in the prior quarter and 1.15 in the same quarter last year.

Operating Results

Adjusted EBITDA(1) (US $ millions)	Q1 2020	Q4 2019	Q1 2019
North America	$68	$20	$23
Europe	10	11	21
Unallocated	(3)	(4)	(2)
Total	$75	$27	$42

(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.
Norbord generated Adjusted EBITDA of $75 million in the first quarter of 2020, compared to $27 million in the fourth quarter of 2019 and $42 million in the first quarter of 2019. The increase versus both comparative periods was driven primarily by higher realized North American OSB prices. The quarter-over-quarter increase was also due to increased shipment volumes.

Exhibit 99.3

Adjusted EBITDA Variance
The components of the Adjusted EBITDA change are summarized in the variance table below:

(US $ millions)	Q1 2020 vs. Q4 2019	Q1 2020 vs. Q1 2019
Adjusted EBITDA – current period	$75	$75
Adjusted EBITDA – comparative period	27	42
Variance	48	33
Mill nets(1)	41	32
Volume(2)	20	(5)
Key input prices(3)	1	9
Key input usage(3)	(2)	(4)
Mill profit share and bonus	(4)	1
Other operating costs and foreign exchange(4)	(8)	—
Total	$48	$33

(1)
The mill nets variance represents the estimated impact of changes in realized pricing across all products. Mill nets are calculated as sales (net of outbound freight costs) divided by shipment volumes.

(2)	The volume variance represents the impact of shipment volume changes across all products.

(3)	The key inputs include fibre, resin, wax and energy.

(4)	The other operating costs and foreign exchange category covers all remaining variances including labour and benefits, and maintenance.
North America
Norbord’s North American operations generated $68 million in Adjusted EBITDA in the first quarter of 2020, an increase of $48 million from $20 million in the fourth quarter of 2019 and an increase of $45 million from $23 million in the first quarter of 2019. The quarter-over-quarter increase was primarily due to higher realized OSB prices as well as higher shipment volume, partly due to six additional fiscal days in the first quarter, improved productivity and the timing of annual maintenance shuts and other downtime, partially offset by higher mill profit share costs attributed to higher earnings. The year-over-year increase was primarily attributed to higher realized OSB prices as well as lower raw material and energy prices, improved productivity and the timing of annual maintenance shuts and other downtime, partially offset by lower shipment volume, largely driven by the indefinite curtailments at the 100 Mile House mill and Cordele Line 1 in August and November 2019, respectively.
Norbord’s first quarter North American OSB cash production costs per unit (excluding mill profit share and freight costs) decreased by 2% compared to the fourth quarter of 2019 and 4% compared to the first quarter of 2019. Quarter-over-quarter, unit costs decreased primarily due to improved productivity and the timing of annual maintenance shuts and other downtime. Year-over-year, unit costs were lower primarily due to lower raw material and energy prices, improved productivity and the timing of annual maintenance shuts.
Production remains indefinitely curtailed at the Chambord, Quebec mill since the third quarter of 2008. In 2018, the Board of Directors approved a $71 million investment to rebuild and prepare the mill for an eventual restart when warranted by customer demand (see Chambord Rebuild Project). A restart decision has not yet been made, and Norbord will continue to monitor market conditions. Production also remains indefinitely curtailed at the 100 Mile House mill and Cordele Line 1. These three lines represent 18% of Norbord’s estimated annual capacity in North America.
Excluding the Chambord mill, Norbord’s mills produced at 79% of available capacity in the first quarter of 2020 compared to 77% in the fourth quarter of 2019 and 85% in the first quarter of 2019. The quarter-over-quarter increase in capacity utilization (which is based on fiscal days in each period) was due to improved productivity in the current quarter as well as the timing of annual maintenance shuts and other downtime. The year-over-year decrease was due to the 2019 indefinite curtailments of 100 Mile House and Cordele Line 1.

Exhibit 99.3

Europe
Norbord’s European operations generated $10 million in Adjusted EBITDA in the first quarter of 2020, a decrease of $1 million versus the fourth quarter of 2019 and $11 million versus the same quarter last year. Quarter-over-quarter, the decrease was primarily due to lower average panel prices, partially offset by higher shipment volume which was partly due to the additional fiscal days. Year-over-year, the decrease was primarily due to lower average panel prices and shipment volumes, partially offset by lower raw material and energy prices.
The European mills produced at 93% of stated capacity in the first quarter of 2020, compared to 87% in the fourth quarter of 2019 and 89% in the first quarter of 2019. Capacity utilization was higher versus both comparative periods primarily due to the continued ramp-up of the Inverness, Scotland mill, which started up in the fourth quarter of 2017.
Margin Improvement Program (MIP)
The Company generated net MIP gains of $21 million during the quarter from improved productivity and product mix, and the timing of annual maintenance shuts and other downtime, as well as lower selling, general and administrative costs. MIP is measured relative to the prior year at constant prices and exchange rates.
FINANCE COSTS, DEPRECIATION AND AMORTIZATION, AND INCOME TAX

(US $ millions)	Q1 2020	Q4 2019	Q1 2019
Finance costs	$(12)	$(11)	$(11)
Interest income	—	1	1
Depreciation and amortization	(35)	(32)	(35)
Income tax (expense) recovery	(8)	6	5
Finance Costs
Finance costs in the first quarter of 2020 were higher against both comparative periods primarily due to the utilization charges on drawings under the accounts receivable securitization program (see Accounts Receivable Securitization).
Depreciation and Amortization
The Company uses the units-of-production method to depreciate its production equipment. Fluctuations in depreciation expense reflect relative changes in production levels by mill.
Income Tax
A tax expense of $8 million was recorded in the first quarter of 2020 on pre-tax earnings of $28 million. The effective tax rate differs from the Canadian statutory rate principally due to rate differences on foreign activities, fluctuations in relative currency values and the recognition of certain non-recurring income tax recoveries.
LIQUIDITY AND CAPITAL RESOURCES

(US $ millions, except per share information, unless otherwise noted)	Q1 2020	Q4 2019	Q1 2019
Cash provided by (used for) operating activities	$ 39	$ 28	$ (97)
Cash provided by (used for) operating activities per share(1)	0.48	0.34	(1.18)
Operating working capital(1)	197	120	183
Total working capital(1)	266	202	217
Additions to property, plant and equipment and intangible assets	25	51	30
Net debt to capitalization, market basis(1)	26%	24%	17%
Net debt to capitalization, book basis(1)	40%	40%	34%

(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.

Exhibit 99.3

At quarter-end, the Company had unutilized available liquidity of $247 million, comprising $30 million in cash and cash equivalents and $217 million in revolving bank lines, which the Company believes is sufficient to fund expected short-term cash requirements.
Senior Secured Notes Due 2023
The Company’s $315 million senior secured notes due April 2023 bear an interest rate of 6.25%.
Senior Secured Notes Due 2027
The Company's $350 million senior secured notes due July 2027 bear an interest rate of 5.75%.
Revolving Bank Lines
The Company has an aggregate commitment of $245 million under committed revolving bank lines which bear interest at money market rates plus a margin that varies with the Company’s credit rating.  The maturity date of the total aggregate commitment is May 2021. The bank lines are secured by a first lien on the Company’s North American OSB inventory and property, plant and equipment. This lien is shared pari passu with the holders of the 2023 and 2027 senior secured notes.
At period-end, $20 million (December 31, 2019 – none) of the revolving bank lines were drawn as cash and $8 million (December 31, 2019 – $8 million) was utilized for letters of credit and guarantees.
The bank lines contain two quarterly financial covenants: minimum tangible net worth of $500 million and maximum net debt to total capitalization, book basis, of 65%. For the purposes of the tangible net worth calculation, the following adjustments have been made as at period-end:

●	the IFRS transitional adjustments to shareholders’ equity of $21 million at January 1, 2011 are added back;
●	changes to other comprehensive income subsequent to January 1, 2011 are excluded;
●	impairment of assets charge for 2018 is excluded;
●	intangible assets (other than timber rights and software acquisition and development costs) are excluded; and
●	the impact of the change in functional currency of Ainsworth on shareholders’ equity of $155 million is excluded.
Net debt for financial covenant purposes includes total debt, principal amount excluding any drawings on the accounts receivable securitization program, less cash and cash equivalents, plus other liabilities classified as debt for financial covenant purposes, letters of credit and guarantees issued, and any bank advances. At period-end, the Company’s tangible net worth was $986 million and net debt for financial covenant purposes was $665 million. Net debt to total capitalization, book basis, was 40%. The Company was in compliance with the financial covenants at period-end.

Exhibit 99.3

Norbord’s capital structure at period-end consisted of the following:

(US $ millions)	Apr 4, 2020	Dec 31, 2019
Long-term debt, principal value	$685	$665
Add: Other long-term debt	95	68
Less: Cash and cash equivalents	(30)	(20)
Net debt	750	713
Less: Other long-term debt	(95)	(68)
Add: Other liabilities classified as debt for financial covenant purposes	2	2
Add: Letters of credit and guarantees	8	8
Net debt for financial covenant purposes	$665	$655
Shareholders’ equity	$666	$704
Add: 2018 impairment of assets (net of tax)	59	59
Add: Other comprehensive income change(1)	85	60
Add: Impact of Ainsworth changing functional currencies	155	155
Add: IFRS transitional adjustments	21	21
Tangible net worth for financial covenant purposes	$986	$999
Total capitalization	$1,651	$1,654
Net debt to capitalization, market basis	26%	24%
Net debt to capitalization, book basis	40%	40%

(1)	Cumulative subsequent to January 1, 2011.
Accounts Receivable Securitization
The Company has the ability to draw up to $125 million under a multi-currency accounts receivable securitization program with a third-party trust sponsored by a highly rated Canadian financial institution. The program is revolving and has an evergreen commitment subject to termination on 12 months’ notice. Under the program, the Company has transferred substantially all of its present and future trade accounts receivable to the trust on a fully serviced basis for proceeds consisting of cash and deferred purchase price. However, the asset derecognition criteria under IFRS have not been met and the transferred accounts receivable remain recorded as an asset.
At period-end, the Company had transferred but continued to recognize $120 million in trade accounts receivable, and recorded drawings of $95 million as other long-term debt relating to this financing program. The level of accounts receivable transferred under the program fluctuates with the level of shipment volumes, product prices and foreign exchange rates. The amount the Company is able to draw under the program at any point in time depends on the level of accounts receivable transferred, concentration limits and credit enhancement ratios. At period-end, the maximum available drawings under the program were $95 million at that time. The amount the Company chooses to draw under the program will fluctuate with the Company’s cash requirements at that point in time. Any drawings are presented as other long-term debt on the balance sheet and are excluded from the net debt to capitalization calculation for financial covenant purposes. The utilization charge, which is based on money market rates plus a margin, and other program fees are recorded as finance costs. During the quarter, the utilization charges on drawings ranged from 2.2% to 2.8% (2019 - 1.6% to 4.1%).
The securitization program contains no financial covenants. However, the program is subject to minimum credit rating requirements. The Company must maintain a long-term issuer credit rating of at least single B(mid) or the equivalent. As at May 5, 2020, the Company's ratings were BB (Standard & Poor’s Ratings Services) and Ba1 (Moody’s Investors Service), both with a stable outlook.
Other Liquidity and Capital Resources
Operating working capital, consisting of accounts receivable, inventory and prepaids less accounts payable and accrued liabilities, was $197 million at period-end, compared to $120 million at December 31, 2019 and $183 million at April 6, 2019.

Exhibit 99.3

The Company aims to minimize the amount of capital held as operating working capital and continues to manage it at minimal levels.
Quarter-over-quarter, operating working capital increased by $77 million primarily due to higher inventory and accounts receivable and lower accounts payable and accrued liabilities. Higher inventory was primarily due to the usual seasonal build of log inventory in the northern mills in North America. Higher accounts receivable was primarily due to higher sales volumes and North American OSB prices. Lower accounts payable and accrued liabilities were primarily due to the timing of payments and lower accrued capital expenditures.
Year-over-year, operating working capital increased by $14 million primarily due to lower accounts payable and accrued liabilities, partially offset by lower accounts receivable. Lower accounts payable and accrued liabilities were primarily attributed to lower accrued capital expenditures and the timing of payments. Lower accounts receivable was primarily attributed to lower sales volumes and lower average European panel prices, partially offset by higher North American OSB prices.
Total working capital, which includes operating working capital plus cash and cash equivalents and taxes receivable less bank advances and taxes payable, was $266 million at period-end, compared to $202 million at December 31, 2019 and $217 million at April 6, 2019. The quarter-over-quarter increase is primarily due to the higher operating working capital balance and cash balance, partially offset by lower taxes receivable. The year-over-year increase is primarily due to the higher cash balance and operating working capital, and lower taxes payable.
Operating activities generated $39 million of cash or $0.48 per share in the first quarter of 2020, $28 million or $0.34 per share in the fourth quarter of 2019 and $97 million or $1.18 per share consumed in the first quarter of 2019. The higher generation of cash versus both comparative quarters was mainly attributed to higher earnings in the current quarter and by income tax refunds received in the current quarter. The quarter-over-quarter increase was partially offset by the seasonal build in operating working capital.

INVESTMENTS
Investment in property, plant and equipment and intangible assets was $25 million in the first quarter of 2020, $51 million in the fourth quarter of 2019 and $30 million in the first quarter of 2019. The fluctuation versus the comparative periods was primarily attributable to the timing of executing on various capital projects.
As part of Norbord's COVID-19 Response Plan, Norbord’s budgeted 2020 investment in property, plant and equipment has been reduced from $100 million to $75 million for maintenance of business projects and projects focused on reducing manufacturing costs across the Company’s mills, as well as a portion of the Chambord mill rebuild and Inverness phase 2 projects (both described below). It also includes investments to support the Company’s strategy to increase the production of specialty products for industrial applications and exports. These investments will be funded with cash on hand, cash generated from operations and, if necessary, drawings under the Company’s accounts receivable securitization program or committed revolving bank lines.

Inverness Project
During the first phase of the project, the Company invested $147 million to modernize and expand its Inverness OSB mill, including moving the unused second press from the Grande Prairie, Alberta mill. The project was substantially completed and the new line started up in the fourth quarter of 2017, with no disruption to existing production capacity, and the mill's stated capacity was increased from 395 to 720 MMsf (3/8-inch basis). The new finishing end was installed in 2018 and commissioned during the first quarter of 2019.

In January 2019, the Board of Directors approved a $46 million (£35 million) second phase investment to further expand capacity at the Inverness mill by 225 MMsf (3/8-inch basis) (200,000 cubic metres) through the addition of a second wood room and dryer. This project is expected to take approximately two years to complete and is consistent with the Company’s

Exhibit 99.3

strategy of growing its European OSB capacity to serve continued substitution growth in its key markets. During the first three months of 2020, $9 million was invested ($37 million project-to-date).

Chambord Rebuild Project
Production has remained curtailed at the Chambord mill since the third quarter of 2008. The Company believes North American OSB demand will continue to grow over the long-term. In order to support this anticipated growth and enhance the competitive position of the Company’s overall manufacturing operations, Norbord is investing $71 million to rebuild and prepare the mill for an eventual restart. The Company has not yet made a restart decision, however, and will only do so when it is sufficiently clear that customers require the production from this mill. The project involves replacing the dryers and investing in the wood-handling and finishing end areas to streamline the mill’s manufacturing process and reduce costs, as well as upgrades to process and personal safety systems, electrical systems and environmental equipment that will bring the mill up to current standards after more than a decade of curtailment. The government of Quebec is investing up to C $4.8 million (US $3.6 million) in the project; to-date, less than C $1 million has been received. Further, the Company’s investment will qualify for Canadian investment tax credits and Quebec’s rebate program for large electricity users which will reduce cash income taxes and electricity costs, respectively, once the mill is operational. During the first three months of 2020, $2 million was invested ($53 million project-to-date).
CAPITALIZATION
At May 5, 2020, there were 80.6 million common shares outstanding. In addition, 1.6 million stock options were outstanding, of which 55% were fully vested.
Normal Course Issuer Bid
In October 2019, Norbord renewed its normal course issuer bid (NCIB) in accordance with TSX rules. Under the bid, Norbord may purchase up to 4,083,429, representing 5% of the Company’s issued and outstanding common shares of 81,668,583 as of October 22, 2019, pursuant to TSX rules. Daily purchases of common shares may not exceed 72,970 subject to the Company’s ability to make "block" purchases under the rules of the TSX. In response to the COVID-19 pandemic, the TSX has temporarily doubled the daily purchase limit under all NCIBs such that Norbord may purchase 145,940 shares per day until June 30, 2020. During the first quarter of 2020, 1.0 million shares were purchased under this bid at a cost of $22 million. However, to preserve financial flexibility given the uncertainty surrounding the short- and medium-term outlook, the Company minimized share repurchases starting in early-March and suspended all repurchases during its first quarter blackout period. Common shares purchased under the bid were cancelled. Norbord has repurchased a total of 1.2 million shares to-date under its current bid at a cost of $27 million.
Norbord believed that the market price of its common shares was attractive as they were trading significantly below replacement cost and management's view of intrinsic value and that the purchase of these common shares was an appropriate use of the Company’s funds in light of potential benefits to remaining shareholders.
Purchases were made on the open market by Norbord through the facilities of the TSX, the NYSE or Canadian or US alternative trading systems, if eligible, in accordance with the requirements of the TSX and applicable securities laws. The price that Norbord paid for any such common shares was the market price of such shares at the time of acquisition.
Dividends
Norbord’s variable dividend policy targets the payment to shareholders of a portion of free cash flow based upon the Company’s financial position, results of operations, cash flow, capital requirements and restrictions under the Company’s revolving bank lines, as well as the market outlook for the Company’s principal products and broader market and economic conditions, among other factors. Under this policy, the Board of Directors has declared the following dividends:

Exhibit 99.3

(C $)	Quarterly Dividend Declared per Common Share
Q2 2013 to Q4 2014	$ 0.60
Q1 2015 & Q2 2015	0.25
Q3 2015 to Q1 2017	0.10
Q2 2017	0.30
Q3 2017	0.50
Q4 2017 to Q2 2018	0.60
Q3 2018	4.50
Q4 2018	0.60
Q1 2019 to Q3 2019	0.40
Q4 2019 to Q1 2020	0.20
The Board retains the discretion to amend the Company’s dividend policy in any manner and at any time as it may deem necessary or appropriate in the future. For these reasons, as well as others, the Board in its sole discretion can decide to increase, maintain, decrease, suspend or discontinue the payment of cash dividends in the future.

Under Norbord’s variable dividend policy, $12 million (2019 – $25 million) was paid out during the first quarter of 2020 primarily using cash on hand.
FINANCIAL INSTRUMENTS
The Company utilizes various derivative financial instruments to manage risk and make better use of capital. The fair values of these instruments are reflected on the Company’s balance sheet and are disclosed in note 12 to the interim financial statements.
TRANSACTIONS WITH RELATED PARTIES
In the normal course of operations, the Company enters into various transactions with related parties which have been measured at exchange value and recognized in the interim financial statements. The following transactions have occurred between the Company and its related parties during the quarter:
Brookfield
As of May 5, 2020, Brookfield held approximately 43% of the common shares outstanding. The Company periodically engages the services of Brookfield for various financial, real estate and other business services. During the quarter, the fees for services rendered were less than $1 million (2019 – less than $1 million).
Other
Sales to Asian markets are handled by Interex Forest Products Ltd. (Interex), a cooperative sales company over which Norbord, as a 25% shareholder, has significant influence. During the quarter, net sales of $13 million (2019 –$18 million) were made to Interex. At period-end, $3 million (December 31, 2019 – $4 million) due from Interex was included in accounts receivable. At period-end, the investment in Interex was less than $1 million (December 31, 2019 – less than $1 million).

Exhibit 99.3

SELECTED QUARTERLY INFORMATION

	2020				2019			2018
(US $ millions, except per share information, unless otherwise noted)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
SALES AND EARNINGS
Sales	467	373	435	447	476	501	640	707
Operating income (loss)	40	(8)	(12)	(2)	6	(46)	175	236
Adjusted EBITDA(1)	75	27	33	36	42	70	211	273
Earnings (loss)	20	(12)	(17)	(14)	1	(28)	130	174
Adjusted earnings (loss)(1)	21	(11)	(9)	(8)	(2)	26	123	167
PER COMMON SHARE EARNINGS
Earnings (loss), basic	0.25	(0.15)	(0.21)	(0.17)	0.01	(0.32)	1.50	2.01
Earnings (loss), diluted	0.25	(0.15)	(0.21)	(0.17)	0.01	(0.32)	1.49	2.00
Adjusted earnings (loss), basic(1)	0.26	(0.13)	(0.11)	(0.10)	(0.02)	0.30	1.42	1.93
Adjusted earnings (loss), diluted(1)	0.26	(0.13)	(0.11)	(0.10)	(0.02)	0.30	1.41	1.92
Dividends declared(2)	0.20	0.20	0.40	0.40	0.40	0.60	4.50	0.60
BALANCE SHEET
Total assets	1,904	1,921	1,862	2,207	1,942	1,942	2,130	2,250
Long-term debt(3)	677	657	656	896	550	550	549	549
Net debt for financial covenant purposes(1)	665	655	675	601	564	435	377	276
Net debt to capitalization, market basis(1)	26%	24%	25%	20%	17%	13%	10%	8%
Net debt to capitalization, book basis(1)	40%	40%	40%	36%	34%	28%	23%	16%
KEY STATISTICS
Shipments (MMsf–3/8”)
North America	1,459	1,335	1,654	1,587	1,569	1,602	1,687	1,674
Europe	499	396	440	474	521	452	467	445
Indicative average OSB price ($/Msf–7/16”, unless otherwise indicated)
North Central	271	223	217	188	211	243	363	426
South East	251	199	168	186	197	203	305	419
Western Canada	255	190	164	153	160	184	281	403
Europe (€/m3)(4)	241	247	269	285	287	299	305	298
KEY PERFORMANCE METRICS
Return on capital employed (ROCE)(1)	18%	7%	8%	9%	10%	17%	51%	65%
Return on equity (ROE)(1)	11%	(6)%	(5)%	(4)%	(1)%	10%	44%	58%
Cash provided by (used for) operating activities	39	28	52	36	(97)	126	228	250
Cash provided by (used for) operating activities per share(1)	0.48	0.34	0.64	0.44	(1.18)	1.46	2.63	2.89

(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.

(2)	Dividends declared per share stated in Canadian dollars.

(3)	Includes current and non-current long term debt.

(4)	European indicative average OSB price represents the gross delivered price to the largest continental market.

Exhibit 99.3

Quarterly results are impacted by seasonal factors such as weather and building activity. Market demand varies seasonally, as homebuilding activity and repair-and-remodelling work – the principal end uses of OSB – are generally stronger in the spring and summer months. Adverse weather can also limit access to logging areas, which can affect the supply of fibre to Norbord’s operations. OSB shipment volumes and prices are affected by these factors as well as by global supply and demand conditions.
Operating working capital is typically built up in the first quarter of the year primarily due to log inventory purchases in the northern regions of North America. This inventory is generally consumed in the spring and summer months.
The demand for and the price of OSB in North America are significant variables affecting the comparability of Norbord’s results over the past eight quarters. Fluctuations in earnings during that time mirror fluctuations in the demand for and the price of OSB in North America. The Company estimates that the annualized impact on Adjusted EBITDA of a $10 per Msf (7⁄16-inch basis) change in the realized North American OSB price, when operations are running at full capacity, is approximately $64 million or $0.79 per basic share (approximately $49 million or $0.60 per basic share based on the last 12 months of production). Regional pricing variations, particularly in the Southern US and Western Canada, make the North Central benchmark price a useful, albeit imperfect, proxy for overall North American OSB pricing. Similarly in Europe, regional pricing variations and product mix also make the European OSB indicative price a useful, albeit imperfect, proxy for overall European OSB pricing. Further, premiums obtained on value-added products, the pricing lag effect of maintaining an order file, and volume and trade discounts cause realized prices to differ from the benchmarks for both North America and Europe.
Global commodity prices affect the prices of key raw material inputs, primarily wood fibre, resin, wax and energy. Prices for resin, a petroleum-based product, generally follow global oil prices and have been trending downwards since the fourth quarter of 2018.
Norbord has significant exposure to the Canadian dollar with approximately 37% of its global (47% of North American) panel production capacity located in Canada. The Company estimates that the favourable impact of a one-cent (US) decrease in the value of the Canadian dollar would positively impact annual Adjusted EBITDA by approximately $6 million when all six of Norbord’s Canadian OSB mills operate at full capacity. Norbord also has exposure to the Euro as all but one of the Company’s European production facilities are located in the UK and export sales to the continent are denominated in Euros. The Company estimates that the favourable impact of a one-pence (UK) decrease in the value of the Euro would positively impact annual Adjusted EBITDA by less than $1 million when all UK production facilities operate at full capacity.
Items not related to ongoing business operations that had a significant impact on quarterly results include:
Impairment of Assets – Included in the third quarter of 2019 is a $10 million ($0.12 per basic and diluted share) non-cash pre-tax loss related to an impairment charge at the Company’s Cordele mill. Included in the fourth quarter of 2018 is an $80 million ($0.93 per basic and $0.92 per diluted share) non-cash pre-tax loss related to an impairment charge at the Company’s 100 Mile House mill.
Loss on Disposal of Assets – Included in the fourth quarters of 2019 and 2018 is a $2 million ($0.02 per basic and diluted share) non-cash loss related to obsolete operating and maintenance supplies. Included in the second quarter of 2019 is a $1 million ($0.01 per basic and diluted share) non-cash loss on the disposal of production equipment based on capital projects completed during the quarter.
Stock-based Compensation and Related Costs – Included in the fourth, second and first quarters of 2019, and second quarter of 2018 is $1 million ($0.01 per basic and diluted share) of stock-based compensation and related revaluation costs. Included in the third quarter of 2018 is $2 million ($0.02 per basic and diluted share) of similar costs.

Exhibit 99.3

Costs on Early Debt Extinguishment – Included in the second quarter of 2019 is a $9 million ($0.11 per basic and diluted share) premium paid on the early extinguishment of the senior secured notes due 2020 and a related $1 million ($0.01 per basic and diluted share) non-cash write-off of net unamortized debt issue costs.
Costs related to 100 Mile House Indefinite Curtailment – Included in the second quarter of 2019 is $2 million ($0.02 per basic and diluted share) of severance and other related costs resulting from the indefinite curtailment of the 100 Mile House mill in August 2019.
The following table reconciles Adjusted earnings (loss) to the most directly comparable IFRS measure:

(US $ millions)	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018
Earnings (loss)	$20	$(12)	$(17)	$(14)	$1	$(28)	$130	$174
Add: Impairment of assets	—	—	10	—	—	80	—	—
Add: Loss on disposal of assets	—	2	—	1	—	2	—	—
Add: Stock-based compensation and related costs	—	1	—	1	1	—	2	1
Add: Costs on early extinguishment of 2020 notes	—	—	—	10	—	—	—	—
Add: Costs related to 100 Mile House indefinite curtailment	—	—	—	2	—	—	—	—
Add: Reported income tax expense (recovery)	8	(6)	(6)	(10)	(5)	(26)	37	53
Adjusted pre-tax earnings (loss)	28	(15)	(13)	(10)	(3)	28	169	228
Less: Income tax (expense) recovery at statutory rate(1)	(7)	4	4	2	1	(2)	(46)	(61)
Adjusted earnings (loss)	$21	$(11)	$(9)	$(8)	$(2)	$26	$123	$167

(1)	Represents Canadian combined federal and provincial statutory rate of 26%. Q2 and Q3 of 2018 were based on a rate of 27% and a true up for the full year rate of 26% was reflected in Q4.

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure:

(US $ millions)	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018
Earnings (loss)	$20	$(12)	$(17)	$(14)	$1	$(28)	$130	$174
Add: Finance costs	12	11	11	12	11	9	10	10
Less: Interest income	—	(1)	—	—	(1)	(1)	(2)	(1)
Add: Costs on early extinguishment of 2020 notes	—	—	—	10	—	—	—	—
Add: Depreciation and amortization	35	32	35	34	35	34	34	36
Add: Income tax expense (recovery)	8	(6)	(6)	(10)	(5)	(26)	37	53
EBITDA	75	24	23	32	41	(12)	209	272
Add: Impairment of assets	—	—	10	—	—	80	—	—
Add: Loss on disposal of assets	—	2	—	1	—	2	—	—
Add: Stock-based compensation and related costs	—	1	—	1	1	—	2	1
Add: Costs related to 100 Mile House indefinite curtailment	—	—	—	2	—	—	—	—
Adjusted EBITDA(1)	$75	$27	$33	$36	$42	$70	$211	$273

(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.

Exhibit 99.3

CHANGES IN ACCOUNTING POLICIES

(i)	Financial Instruments
In September 2019, the IASB issued amendments to IFRS 9 with regards to the interest rate benchmark reform. These amendments provide targeted relief for financial instruments qualifying for hedge accounting to address uncertainties related to the ongoing reform of interbank offered rates. The amendments became effective for Norbord on January 1, 2020 and did not have any impact on its interim financial statements.
SIGNIFICANT ACCOUNTING POLICIES, JUDGEMENTS AND ESTIMATES
Management has selected appropriate accounting policies and made certain estimates and assumptions that affect the reported amounts and other disclosure in the interim financial statements. These accounting policies, judgements and estimates are described in the 2019 audited financial statements of the Company or in the section above.
RISKS AND UNCERTAINTIES
In addition to those risks and uncertainties described in Norbord’s annual MD&A and included in the 2019 annual report available on Norbord’s website, SEDAR and EDGAR, Norbord’s results may be impacted by risks associated with COVID-19 and the related global reduction in commerce and substantial volatility in stock markets and commodity prices. Health and safety measures instituted to protect Norbord’s employees, voluntary changes and government-imposed restrictions that may apply to Norbord’s operations, and the impact of COVID-19 on customer demand, supply and distribution and other factors may result in a decrease of liquidity, cash flow and/or the valuation of Norbord’s long-lived assets, and Norbord may be unable to achieve its expected returns.
INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES
There have been no changes in Norbord’s internal controls over financial reporting and disclosure controls and procedures during the three months ended April 4, 2020 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting and its disclosure controls and procedures. In addition, there was no material impact to Norbord’s internal controls over financial reporting or disclosure controls and procedures as a result of any remote working arrangements in response to the COVID-19 pandemic.
NON-IFRS FINANCIAL MEASURES
The following non-IFRS financial measures have been used in this MD&A. Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Each non-IFRS financial measure is defined below. Where appropriate, a quantitative reconciliation of the non-IFRS financial measure to the most directly comparable IFRS measure is provided.
Adjusted earnings (loss) is defined as earnings (loss) determined in accordance with IFRS before unusual or non-recurring items and using a normalized income tax rate. Non-recurring items include the impairment of assets charge, costs related to the indefinite curtailment of the 100 Mile House mill and costs on early extinguishment of the 2020 notes. Other items include non-cash losses on disposal of assets, and stock-based compensation and related revaluation costs. The actual income tax expense is added back and a tax expense calculated at the Canadian combined federal and provincial statutory rate is deducted. Adjusted earnings (loss) per share is Adjusted earnings (loss) divided by the weighted average number of common shares outstanding (on a basic or diluted basis, as specified).

Exhibit 99.3

The following table reconciles Adjusted earnings (loss) to the most directly comparable IFRS measure:

(US $ millions)	Q1 2020	Q4 2019	Q1 2019
Earnings (loss)	$20	$(12)	$1
Add: Loss on disposal of assets	—	2	—
Add: Stock-based compensation and related costs	—	1	1
Add: Reported income tax expense (recovery)	8	(6)	(5)
Adjusted pre-tax earnings (loss)	28	(15)	(3)
Less: Income tax (expense) recovery at statutory rate(1)	(7)	4	1
Adjusted earnings (loss)	$21	$(11)	$(2)

(1)	Represents Canadian combined federal and provincial statutory rate.
Adjusted EBITDA is defined as earnings (loss) determined in accordance with IFRS before finance costs, interest income, income taxes, depreciation, amortization and other unusual or non-recurring items. Non-recurring items include the impairment of assets charge, costs related to the indefinite curtailment of the 100 Mile House mill and costs on early extinguishment of the 2020 notes. Other items include non-cash losses on disposal of assets, and stock-based compensation and related revaluation costs. As Norbord operates in a cyclical commodity business, Norbord interprets Adjusted EBITDA over the cycle as a useful indicator of the Company’s ability to incur and service debt and meet capital expenditure requirements. In addition, Norbord views Adjusted EBITDA as a measure of gross profit and interprets Adjusted EBITDA trends as indicators of relative operating performance.
The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure:

(US $ millions)	Q1 2020	Q4 2019	Q1 2019
Earnings (loss)	$20	$(12)	$1
Add: Finance costs	12	11	11
Less: Interest income	—	(1)	(1)
Add: Depreciation and amortization	35	32	35
Add: Income tax expense (recovery)	8	(6)	(5)
EBITDA(1)	75	24	41
Add: Loss on disposal of assets	—	2	—
Add: Stock-based compensation and related costs	—	1	1
Adjusted EBITDA	$75	$27	$42
The following tables reconcile Adjusted EBITDA per geographic segment to EBITDA:

				Q1 2020
(US $ millions)	North America	Europe	Unallocated	Total
EBITDA(1) and Adjusted EBITDA	$68	$10	$(3)	$75

				Q4 2019
(US $ millions)	North America	Europe	Unallocated	Total
EBITDA(1)	$18	$11	$(5)	$24
Add: Loss on disposal of assets	2	—	—	2
Add: Stock-based compensation and related costs	—	—	1	1
Adjusted EBITDA	$20	$11	$(4)	$27

				Q1 2019
(US $ millions)	North America	Europe	Unallocated	Total
EBITDA(1)	$23	$21	$(3)	$41
Add: Stock-based compensation and related costs	—	—	1	1
Adjusted EBITDA	$23	$21	$(2)	$42

(1)	EBITDA is defined as earnings before finance costs, interest income, income tax, depreciation and amortization, and costs on early extinguishment of 2020 notes.

Exhibit 99.3

Operating working capital is defined as accounts receivable plus inventory and prepaids less accounts payable and accrued liabilities. Operating working capital is a measure of the investment in accounts receivable, inventory, prepaids, accounts payable and accrued liabilities required to support operations. The Company aims to minimize its investment in operating working capital; however, the amount will vary with seasonality and with sales expansions and contractions.

(US $ millions)	Apr 4, 2020	Dec 31, 2019	Apr 6, 2019
Accounts receivable	$142	$136	$175
Inventory	253	230	257
Prepaids	10	13	10
Accounts payable and accrued liabilities	(208)	(259)	(259)
Operating working capital	$197	$120	$183

Total working capital is operating working capital plus cash and cash equivalents and taxes receivable less bank advances, if any, and taxes payable.

(US $ millions)	Apr 4, 2020	Dec 31, 2019	Apr 6, 2019
Operating working capital	$197	$120	$183
Cash and cash equivalents	30	20	2
Taxes receivable	40	63	43
Taxes payable	(1)	(1)	(11)
Total working capital	$266	$202	$217
Capital employed is defined as the sum of property, plant and equipment, intangible assets and operating working capital. Capital employed is a measure of the total investment in a business in terms of property, plant and equipment, intangible assets and operating working capital.

(US $ millions)	Apr 4, 2020	Dec 31, 2019	Apr 6, 2019
Property, plant and equipment	$1,397	$1,427	$1,425
Intangible assets	19	21	19
Accounts receivable	142	136	175
Inventory	253	230	257
Prepaids	10	13	10
Accounts payable and accrued liabilities	(208)	(259)	(259)
Capital employed	$1,613	$1,568	$1,627
ROCE (return on capital employed) is Adjusted EBITDA divided by average annual or quarterly capital employed. ROCE is a measurement of financial performance, focusing on cash generation and the effective use of capital. As Norbord operates in a cyclical commodity business, it monitors ROCE over the cycle as a useful means of comparing businesses in terms of efficiency of management. Norbord targets top-quartile ROCE among North American forest products companies over the cycle.
ROE (return on equity) is Adjusted earnings (loss) divided by common shareholders’ equity adjusted for the 2018 net impairment of assets charge. ROE is a measure that allows common shareholders to determine how effectively their invested capital is being employed. As Norbord operates in a cyclical commodity business, it looks at ROE over the cycle and targets top-quartile performance among North American forest products companies.

(US $ millions)	Apr 4, 2020	Dec 31, 2019	Apr 6, 2019
Shareholders' equity	$666	$704	$803
Add: 2018 impairment of assets (net of tax)	59	59	59
Shareholders' equity for ROE	$725	$763	$862
Cash provided by (used for) operating activities per share is calculated as cash provided by (used for) operating activities as determined under IFRS, divided by the weighted average number of common shares outstanding.

Exhibit 99.3

Net debt is the principal value of long-term debt, including the current portion, other long-term debt and bank advances, if any, less cash and cash equivalents. Net debt for financial covenant purposes is net debt excluding other long-term debt and including other liabilities classified as debt for financial covenant purposes, letters of credit and guarantees outstanding, and any bank advances. Net debt is a useful indicator of a company’s debt position. Net debt comprises:

(US $ millions)	Apr 4, 2020	Dec 31, 2019	Apr 6, 2019
Long-term debt, principal value	$685	$665	$555
Add: Other long-term debt	95	68	80
Less: Cash and cash equivalents	(30)	(20)	(2)
Net debt	750	713	633
Less: Other long-term debt	(95)	(68)	(80)
Add: Other liabilities classified as debt for financial covenant purposes	2	2	3
Add: Letters of credit and guarantees	8	8	8
Net debt for financial covenant purposes	$665	$655	$564
Tangible net worth consists of shareholders’ equity including certain adjustments. A minimum tangible net worth is one of two financial covenants contained in the Company’s committed bank lines. For financial covenant purposes, tangible net worth excludes the 2018 net impairment of assets charge, all IFRS transitional adjustments and all movement in cumulative other comprehensive income subsequent to January 1, 2011 (includes those movements related to the translation of Ainsworth in prior periods).

(US $ millions)	Apr 4, 2020	Dec 31, 2019	Apr 6, 2019
Shareholders’ equity	$666	$704	$803
Add: 2018 impairment of assets (net of tax)	59	59	59
Add: Other comprehensive income movement(1)	85	60	69
Add: Impact of Ainsworth changing functional currencies	155	155	155
Add: IFRS transitional adjustments	21	21	21
Tangible net worth	$986	$999	$1,107

(1)	Cumulative subsequent to January 1, 2011.
Net debt to capitalization, book basis, is net debt for financial covenant purposes divided by the sum of net debt for financial covenant purposes and tangible net worth. Net debt to capitalization on a book basis is a measure of a company’s relative debt position. Norbord interprets this measure as an indicator of the relative strength and flexibility of its balance sheet. In addition, a maximum net debt to capitalization, book basis, is one of two financial covenants contained in the Company’s committed bank lines.
Net debt to capitalization, market basis, is net debt for financial covenant purposes divided by the sum of net debt for financial covenant purposes and market capitalization. Market capitalization is the number of common shares outstanding at period-end multiplied by the trailing 12-month average per share market price (in Canadian dollars) of $32.66 for the first quarter of 2020, $33.53 for the fourth quarter of 2019 and $43.91 for the first quarter of 2019. Net debt to capitalization, market basis, is a key measure of a company’s relative debt position and Norbord interprets this measure as an indicator of the relative strength and flexibility of its balance sheet. While the Company considers both book and market basis metrics, it believes the market basis to be superior to the book basis in measuring the true strength and flexibility of its balance sheet.

FORWARD-LOOKING STATEMENTS
This document includes forward-looking statements, as defined by applicable securities legislation. Often, but not always, forward-looking statements can be identified by the use of words such as “set up,” “on track,” “believes,” “expects,” “targets,” “outlook,” “scheduled,” “estimates,” “represents,” “forecasts,” “aims,” “predicts,” “plans,” “projects,” “anticipates,” “intends,” “supports,” “continues,” “suggests,” “considers,” “pro forma,” “potential,” “future” or variations of such words and phrases, or negative versions thereof, or statements that certain actions, events or results “can,” “may,” “could,” “would,”

Exhibit 99.3

“should,” “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.
Examples of such statements include, but are not limited to, comments with respect to: (1) outlook for the markets for products, including North American and European OSB demand; (2) expectations regarding future product pricing; (3) outlook for operations; (4) expectations regarding mill capacity; (5) objectives; (6) strategies to achieve those objectives; (7) expected financial results including the expected results of the MIP; (8) sensitivity to changes in product prices, such as the price of OSB; (9) sensitivity to changes in foreign exchange rates; (10) sensitivity to key input prices, such as the price of fibre, resin, wax and energy; (11) expectations regarding compliance with environmental regulations; (12) expectations regarding income tax rates; (13) expectations regarding contingent liabilities and guarantees, including the outcome of pending litigation; (14) expectations regarding the amount, timing and benefits of capital investments; (15) expectations regarding the amount and timing of dividend payments; (16) historical, forecasted and other forward-looking information published by third parties such as the US Census Bureau, FEA (Forest Economic Advisors, LLC), APA-The Engineered Wood Association, Office for National Statistics and EUROCONSTRUCT which the Company may refer to but has not independently verified; and (17) plans implemented in response to COVID-19 and its impact on Norbord.
Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. These factors include, but are not limited to: (1)  developments related to COVID-19 or any other plague, epidemic, pandemic, outbreak of infectious disease or any other public health crisis, including health and safety measures instituted to protect the Company's employees, government-imposed restrictions or other restrictions that may apply to the Company's employees and/or operations (including quarantine), the impact on customer demand, supply and distribution and other factors; (2) assumptions in connection with the economic and financial conditions in the US, Canada, Europe and globally; (3) risks inherent to product concentration and cyclicality; (4) effects of competition and product pricing pressures; (5) risks inherent to customer dependence; (6) effects of variations in the price and availability of manufacturing inputs, including continued access to fibre resources at competitive prices, and the impact of third-party certification standards; (7) availability of transportation services, including truck and rail services, and port facilities; (8) various events that could disrupt operations, including natural, man-made or catastrophic events and ongoing relations with employees; (9) impact of changes to, or non-compliance with, environmental or other regulations; (10) government restrictions, standards or regulations intended to reduce greenhouse gas emissions; (11) impact of weather and climate change on Norbord’s operations or the operations or demand of its suppliers and customers; (12) impact of any product liability claims in excess of insurance coverage; (13) risks inherent to a capital intensive industry; (14) impact of future outcomes of tax exposures; (15) potential future changes in tax laws, including tax rates; (16) effects of currency exposures and exchange rate fluctuations; (17) future operating costs; (18) availability of financing, bank lines securitization programs and/or other means of liquidity; (19) impact of future cross border trade rulings or agreements; (20) implementation of important strategic initiatives and identification, completion and integration of acquisitions; (21) ability to implement new or upgraded information technology infrastructure; (22) impact of information technology service disruptions or failures and (23) changes in government policy and regulation.
The above list of important factors affecting forward-looking information is not exhaustive. Additional factors are noted elsewhere, and reference should be made to the other risks discussed in filings with Canadian and United States securities regulatory authorities. Except as required by applicable law, Norbord does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by, or on behalf of, the Company, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information.